EXHIBIT 99.1

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SWVA [LOGO]
Bancshares, Inc.

                                  NEWS RELEASE
                                  ------------


Contact:          B. L. Rakes, President & CEO
                  540-343-0135

Date:             May 1, 1998


                              FOR IMMEDIATE RELEASE
                              ---------------------

SWVA Bancshares, Inc. the holding company of Southwest Virginia Savings Bank, FSB, Roanoke, Virginia, is pleased to announce that Mr. Don Shilling has become affiliated with the Savings Bank as Executive Vice President and Chief Operations Officer. In this capacity he will oversee the operations of the Bank.

Mr. Shilling has been in banking twenty-seven (27) years. For the past ten (10) years he has been affiliated with Central Fidelity Bank having worked in the Roanoke, Bedford and Martinsville areas since January 1995 serving as Senior Vice President and Area Manager.

Bill Rakes, President & CEO, stated that he was pleased to have Mr. Shilling join the Bank's management team. Mr. Rakes further stated that Southwest Virginia Savings Bank, FSB, is an independent community bank and Mr. Shilling's experience will aid the bank in taking advantage of the opportunities becoming available as larger institutions are sold or consolidated in our market area.

Southwest Virginia Savings Bank, FSB is a federally chartered savings bank, the deposits of which are insured by the FDIC to the fullest extent provided by law. The Bank is headquartered in Roanoke, Virginia with assets of $82 million and operates 5 full-service banking facilities and a mortgage origination office serving Roanoke City, Roanoke County, Salem City and adjacent counties. The Bank has served the community since 1927.


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302 Second Street, S.W. - Roanoke, Virginia 24011-1597 - Telephone:(540)343-0135
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SWVA [LOGO]
Bancshares, Inc.


                                  NEWS RELEASE
                                  ------------

Contact:          B. L. Rakes, President & CEO
                  Mary G. Staples, PFO
                  (540) 343-0135

Date:             May 1, 1998


                              FOR IMMEDIATE RELEASE
                              ---------------------


             SWVA BANCSHARES, INC. ANNOUNCES THIRD QUARTER EARNINGS


         Roanoke, Virginia, May 1, 1998: SWVA Bancshares, Inc., the holding company of Southwest Virginia Savings Bank, FSB, Roanoke, Virginia, announced earnings for the third quarter of fiscal year 1998.

         Net income for the nine months ended March 31, 1998 was $384,000 or $0.80 per share. Net income for the nine months ended March 31, 1997 was $172,000. This was an increase of $212,000 or 123.26%. At March 31, 1998, the return on average assets was .69% and return on average equity was 6.02%.

         Net income increased $11,000 or 7.75%, from $142,000 for the three months ended March 31, 1997 to income of $153,000 for the three months ended March 31, 1998. The increase in net income was mainly due to an increase in gain on sale of mortgage loans offset by increased non-interest expenses.

         Interest income increased $179,000, or 13.35% from $1.3 million for the three months ended March 31, 1997 to $l.5 million for the three months ended March 31, 1998. The increase was mainly a result of interest earned on funds invested offset by a decrease in the interest received on loans.

         Interest expense increased $186,000 or 28.01% from $664,000 for the three months ended March 31, 1997 to $850,000 for the three months ended March 31, 1998. The increase was due mainly to an



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302 Second Street, S.W. - Roanoke, Virginia 24011-1597 - Telephone:(540)343-0135
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increase in interest paid on deposits and an increase in interest paid on borrowed funds.

         Net interest income decreased by $7,000 or 1.03% from $677,000 for the three months ended March 31, 1997 to $670,000 for the three months ended March 31, 1998.

         The Bank made an addition of $3,000 to the provision for credit losses for the three months ended March 31, 1998. The allowance for credit losses is $203,000. No provision for credit losses was made during the quarter ended March 31, 1997. There were no non-performing loans on March 31, 1998.

         Non-interest income increased by $45,000, or 59.21% from $76,000 for the three months ended March 31, 1997 to $121,000 for the three months ended March 31, 1998. This was mainly the result of an increase in income on loans sold in the secondary market for the three months ended March 31, 1998.

         Non-interest expense increased by $18,000, or 3.40% from $529,000 for the three months ended March 31, 1997 to $547,000 for the three months ended March 31, 1998, mainly due to an increase in data processing expenses and personnel expenses.

         The Company's assets and stockholders' equity amounted to $81.5 million and $8.4 million, respectively, at March 31, 1998.

         Southwest Virginia Savings Bank, FSB is a federally chartered savings bank, the deposits of which are insured by the FDIC to the fullest extent provided by law. The Bank is headquartered in Roanoke, Virginia and operates 5 full-service banking facilities and a mortgage origination office serving Roanoke City, Roanoke County, Salem City and adjacent counties. The Bank has served the community since 1927.

         The Bank exceeds all current regulatory capital ratio requirements and continues to meet the "well capitalized" regulatory definition, the highest such rating.

         SWVA Bancshares, Inc's common stock shares are listed over-the-counter through the National Daily Quotation System "Pink Sheets" under the symbol "SWVB".


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                              SWVA BANCSHARES, INC.
                  (Dollars in thousands, except per share data)

                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                   Nine Months Ended
                                                         Mar 31
                                                         ------
                                                      1998      1997
                                                      ----      ----
                                                      (unaudited)
Interest income                                      4,337      3,942
Interest expense                                     2,357      1,992
                                                   -------    -------

      Net interest income                            1,980      1,950
Provision for credit losses                             30          0
                                                   -------    -------

      Net interest income after
       provision for credit losses                   1,950      1,950
Noninterest income                                     291        293
Noninterest expense                                  1,628      1,959
                                                   -------    -------

      Income before income taxes                       613        284
Provision for income taxes                             229        112
                                                   -------    -------

Net Income                                         $   384    $   172
                                                   =======    =======

     Basic earnings per common share               $  0.80       0.37
Diluted earnings per common share                  $  0.79       0.37
Return on average assets                               .69%       .33%
Return on average equity                              6.02%      2.70%
Interest rate spread                                  3.21%      3.58%
Net interest margin                                   3.68%      3.99%
Noninterest expense to average assets                 2.91%      3.77%


                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                   Mar 31     June 30
                                                   ------------------
                                                      1998       1997
                                                      ----       ----
                                                       (unaudited)
Cash and Interest-bearing deposits                 $ 7,727    $ 6,580
Investments & Mortgage Backed Securities            21,471     10,074
Loans held for sale                                  1,780        727
Loans receivable, net                               47,891     50,982
Property and equipment, net                          1,626      1,666
Other assets                                           969        724
                                                   -------    -------
      Total assets                                 $81,464    $70,753
                                                   =======    =======

Deposits                                           $68,666    $57,933
Advances FHLB                                        3,500      3,500
Accrued expenses and other liabilities                 911        718
Stockholders' Equity                                 8,387      8,602
                                                   -------    -------

      Total liabilities and stockholders' equity   $81,464    $70,753
                                                   =======    =======

Nonaccrual and 90 days past due loans              $     0    $    60

Total nonperforming assets                         $     0    $    60
                                                   =======    =======

Allowance for credit losses
      to nonperforming assets                          .00%    416.99%
Nonperforming loans to total loans                     .00%       .10%
Nonperforming assets to total assets                   .00%       .08%
Book value per share                               $ 16.56 (1)  16.83  (1)

(1) Book value per share has been calculated by taking Stockholders' Equity and dividing by the number of shares outstanding. Shares outstanding on March 31, 1998 were 506,284 and on June 30, 1997 were 510,984.